Exhibit 99.3
2010annualgeneralmeetingLondon15April2010

JanduPlessisChairman

NewdirectorsSamWalshJune2009AnnGodbehereFebruary2010RobertBrownApril2010

RioTinto

# 2009 – a year of two halves

**First**

- Weak demand and low pricing
- Large debt exposure in the downturn
- Shareholders question Chinalco transaction

**Second**

- Rights issues raised US$14.8 billion
- Binding agreements for iron ore production joint venture
- Divestments for good value
- More favourable market conditions
- First class operational delivery

RioTinto

# 2009 – financial results



Underlying earnings
(US$ bn)
12
10
8
6
4
2
0
5.0
7.3
7.4
10.3
6.3
'05
'06
'07
'08
'09

- Underlying earnings a commendable US$6.3 billion
- Net earnings were US$4.9 billion
- Total dividends declared 45 US cents per share
  - (28.84 UK pence; 51.56 Australian cents)
- Committed to a progressive dividend policy

# Unchanged strategy



Yandicoogina iron ore, Australia

- Large, long life, low cost assets
- Prudent balance sheet management
- China relationship important to realise strategy
- Commitment to sustainable development

RioTinto

# Our global outlook



Chinese demand as share of global consumption 2009
(%)
60
50
40
30
20
10
0
2nd
1st
1st
1st
1st
1st
1st
Oil
Steel
Cu
Al
Ni
Coal
Iron ore (traded)

[1] Coal, iron ore, oil and steel in 2008  Sources: AME, BP, IEA, IISI, WBMS, Wood Mackenzie

- Strong market recovery in second half
- Short term risks in Asia and OECD
- China expected to grow at a rate of nine per cent in 2010
- Promise of long term demand from Asia still intact
- Our business remains an attractive proposition

TomAlbaneseChiefexecutive

Safetyiscoretoourbusiness

RioTinto

# The balance sheet has been recapitalised



Net debt at end of period
($bn)
50
40
30
20
10
0
60%
50%
40%
30%
20%
10%
0
2007
2008
2009
Net debt (lhs)
Gearing (rhs)



Gross debt maturity profile
($bn)
10
8
6
4
2
0
$4bn repaid in January and February 2010
'10 '11 '12 '13 '14 '15 '16 '17 '18 '19 '20+
Acquisition facility
Bond
Other

Note: Debt maturity profile is as at 31 December 2009. $4 billion of the 2012 maturity was repaid in January and February 2010

Rio Tinto

# Product group results

| | Underlying earnings (US$bn) |
|---|---|
| **Aluminium** – significantly affected by downturn | (0.6 billion) |
| **Copper** – better costs, higher output | 1.9 billion |
| **Diamonds & Minerals** – adverse impact of markets | 0.8 billion |
| **Energy** – strong production and sales | 1.4 billion |
| **Iron ore** – another tonnage record | 4.1 billion |

RioTinto

# Strong long term market environment


China's share of market demand
(%)
60
50
40
30
20
10
0
1990
2000
2008
Copper
Aluminium
Traded iron ore

- Developing world commodity requirements unchanged
- Consumption trends may double demand for iron ore, aluminium and copper
- Expandable assets, core skills position us to help meet the challenge
- Production joint venture with BHP Billiton to deliver more tonnes faster

Rio Tinto

# Strategic strengths



Bingham Canyon copper, US

- Core objective to maximise total shareholder return
- Focus on Tier 1 assets: Bingham Canyon, Oyu Tolgoi, Simandou
- Five business priorities play to our strengths to achieve our vision

Rio Tinto

# Relationship with China


Chongqing, China

- Working hard to resolve difficult period
- Link with Chinalco in Guinea
- We are willing to develop further partnerships

Rio Tinto

# Growth pipeline


Simandou iron ore, Guinea

- Clear pathway to 330mtpa in Pilbara
- Yarwun alumina expansion targeted for 2012
- Coal and diamonds new production in 2010
- Oyu Tolgoi cleared for full construction
- Chinalco understanding brings momentum to Simandou

Rio Tinto

# A focus on the future



Oyu Tolgoi copper-gold, Mongolia

- Emerged from testing year as a stronger company
- Renewed confidence to pursue development options
- Thank you for support of employees and shareholders

2010annualgeneralmeeting15April2010